--------------------------------------------------------------------------------
SEC           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)  INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------
                      UNITED STATES                        OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION      --------------------------
                     WASHINGTON, D.C. 20549            OMB Number:  3235-0145
                                                    --------------------------
                                                    Expires: December 31, 2005
                                                    --------------------------
                                                    Estimated average burden
                                                    hoursper response . . . 11
                                                    --------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               The Wet Seal, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

        Michael Weiss                                    Eleazer Klein
  Prentice Capital Management, LP                    Schulte Roth & Zabel LLP
   623 Fifth Avenue, 32nd Floor                          919 Third Avenue
        New York, NY 10022                              New York, NY 10022
          (212) 756-8040                                  (212) 756-2376

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2005
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 2 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    6,387,143 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,387,143 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,387,143 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 3 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital GP, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    748,192 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                748,192 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            748,192 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            1.17% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 4 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Management GP, LLP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    6,387,143 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,387,143 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,387,143 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 5 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Partners QP, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    362,698 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                362,698 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            362,698 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.57% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 6 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Partners, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    53,583 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                53,583 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            53,583 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.08% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 7 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Offshore, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,141,287 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,141,287 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,141,287 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            1.79% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 8 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    6,387,143 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,387,143 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,387,143 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 961840105                                         PAGE 9 OF 18 PAGES
-------------------------------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Charles G. Phillips
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
-----------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                      2,320,000 (see Item 5)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                  2,320,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              2,320,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            3.66% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

            Reference is made to the Statement on Schedule 13D filed on May 12, 2005, as amended on August 4, 2005, and August 26, 2005 (the "SCHEDULE 13D"), on behalf of Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), Prentice Capital GP, LLC ("PRENTICE CAPITAL GP"), Prentice Management GP, LLC ("PRENTICE MANAGEMENT GP"), Prentice Capital Partners QP, LP ("PRENTICE CAPITAL PARTNERS QP"), Prentice Capital Partners, LP ("PRENTICE CAPITAL PARTNERS"), Prentice Capital Offshore, Ltd. ("PRENTICE CAPITAL OFFSHORE"), Michael Zimmerman ("MR. ZIMMERMAN") and Charles G. Phillips ("MR. PHILLIPS" and, together with Prentice Capital Management, Prentice Capital GP, Prentice Management GP, Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and Mr. Zimmerman, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). This Amendment No. 3 to the Schedule 13D amends the
Schedule 13D as follows.

            The changes in the number of shares and percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflect the conversion of Series C Preferred Stock, which increased the number of outstanding shares of Common Stock, and the effect of the Blocker limiting beneficial ownership.

            The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

         All capitalized terms used but not defined herein shall have the definitions assigned to them in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is amended and restated as follows:

         If the Blocker were not in place, as of the date hereof the following persons may be deemed to own the amount of Common Stock set forth below:

o PRENTICE CAPITAL PARTNERS QP. 362,698 shares (representing 238 shares of Series C Preferred Stock that are initially convertible into 79,333 shares of Common Stock, warrants initially exercisable into 282,691 shares of Common Stock and 674 shares of Common Stock);

o PRENTICE CAPITAL PARTNERS. 53,583 shares (representing 36 shares of Series C Preferred Stock that are initially convertible into 12,001 shares of Common Stock, warrants initially exercisable into 41,465 shares of Common Stock and 117 shares of Common Stock);

o PRENTICE CAPITAL OFFSHORE. 1,141,287 shares (representing 748 shares of Series C Preferred Stock that are initially convertible into 249,333 shares of Common Stock, warrants initially exercisable into 889,782 shares of Common Stock and 2,172 shares of Common Stock);

o MANAGED ACCOUNTS (OTHER THAN SAC). 331,911 shares (representing 216 shares of Series C Preferred Stock that are initially convertible into 71,999 shares of Common Stock, warrants initially exercisable into 259,276 shares of Common Stock and 636 shares of Common Stock);

o SAC. 28,351,716 shares (representing 6,040 shares of Series C Preferred Stock that are initially convertible into 2,013,333 shares of Common Stock and warrants and notes initially exercisable into 26,338,383 shares of Common Stock); and

o MR. PHILLIPS. 2,320,000 shares (including 558 shares of Series C Preferred Stock that are initially convertible into 186,000 shares of Common Stock and warrants and notes initially exercisable into 2,133,337 shares of Common Stock and 667 shares of Common Stock).

         The Series E Warrants are not exercisable into Common Stock until November 3, 2005. However, the Common Stock represented by such warrants has been voluntarily included in this filing at this time.

         Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore, the Managed Accounts and Mr. Phillips are referred to herein as the "INVESTORS".

         Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts purchased their shares with their investment capital. Mr. Phillips purchased his shares with personal funds.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is amended and restated as follows:

         (a) As of the date of this Schedule 13D, (i) Prentice Capital Management may be deemed to beneficially own 6,387,143 shares (including 2,803,380 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock), (ii) Prentice Capital GP may be deemed to beneficially own 748,192 shares (representing 490 shares of Series C Preferred Stock that are initially convertible into 163,333 shares of Common Stock, warrants initially exercisable into 583,432 shares of Common Stock and 1,427 shares of Common Stock), (iii) Michael Zimmerman may be deemed to beneficially own 6,387,143 shares (including 2,803,380 shares issuable upon exercise of warrants) and (iv) Mr. Phillips may be deemed to beneficially own 2,320,000 shares (including 558 shares of Series C Preferred Stock that are initially convertible into 186,000 shares of Common Stock and warrants and notes initially exercisable into 2,133,333 shares of Common Stock). The shares that Mr. Zimmerman may be deemed to beneficially own represent 9.99% of the shares of Common Stock outstanding based on based upon the 58,569,126 Shares stated to be outstanding by the Company as of September 2, 2005, in the Company's Form 10-Q for the period ending on July 30, 2005, filed with the Securities and Exchange Commission on September 8, 2005, the 2,803,380 shares of Common Stock subsequently issued upon conversion of notes and preferred stock as reported by the Company and 2,562,667 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock.

         As noted above, the Series E Warrants are not exercisable into Common Stock until November 3, 2005. However, the Common Stock represented by such warrants has been voluntarily included in this filing at this time.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

         (b) Prentice Capital Management has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Offshore beneficially owns as of the date hereof. Prentice Capital Management has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that SAC beneficially owns as of the date hereof. Mr. Phillips has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he beneficially owns as of the date hereof. Prentice Capital GP has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Partners, Prentice Capital Partners QP and the Managed Accounts (other than SAC) beneficially own as of the date hereof.

         (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected by Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts (other than SAC) since the most recently filing of this Schedule 13D. The transactions were effected in open market transactions.

         (d) The limited partners or shareholders of Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts (other than SAC) have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock in accordance with their respective ownership interests in their respective funds.

         (e) Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated November 2, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

         2. List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:  /S/ MICHAEL WEISS
     ---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By: /S/ MICHAEL WEISS
     ---------------------------------------
     Name:  Michael Weiss
     Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By: /S/ MICHAEL ZIMMERMAN
    ---------------------------------------
     Name:  Michael Zimmerman
     Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP

By:  Prentice Capital GP, LLC, its general partner



By: /S/ MICHAEL WEISS
     ---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP

By:  Prentice Capital GP, LLC, its general partner




By: /S/ MICHAEL WEISS
     ---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.

By:  Prentice Capital Management, LP, its investment manager




By: /S/ MICHAEL WEISS
     ---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




/S/ MICHAEL ZIMMERMAN
-------------------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS




/S/ CHARLES G. PHILLIPS
-------------------------------------------
Charles G. Phillips

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated November 2, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

         2. List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of November 2, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:  /S/ MICHAEL WEISS
---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By: /S/ MICHAEL WEISS
---------------------------------------
     Name:  Michael Weiss
     Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By:/S/ MICHAEL ZIMMERMAN
---------------------------------------
     Name:  Michael Zimmerman
     Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP

By:  Prentice Capital GP, LLC, its general partner




By: /S/ MICHAEL WEISS
---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP

By Prentice Capital GP, LLC, its general partner




By: /S/ MICHAEL WEISS
---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.

By:  Prentice Capital Management, LP, its investment manager




By: /S/ MICHAEL WEISS
---------------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer

MICHAEL ZIMMERMAN





/S/ MICHAEL ZIMMERMAN
---------------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS




/S/ CHARLES G. PHILLIPS
---------------------------------------
Charles G. Phillips

                                    EXHIBIT B

                              LIST OF TRANSACTIONS


                  Name                             Date             Number of Shares          Price Per Share
                                                                    Purchased/ (Sold)

Prentice Capital Offshore, Ltd.                   11/02/05               (60,392)                 $5.3100

Prentice Capital Offshore, Ltd.                   11/03/05               (18,923)                 $5.4187

Prentice Capital Partners QP, LP                  11/02/05               (19,181)                 $5.3100

Prentice Capital Partners QP, LP                  11/03/05                (6,010)                 $5.4187

Prentice Capital Partners, LP                     11/02/05                (2,814)                 $5.3100

Prentice Capital Partners, LP                     11/03/05                  (882)                 $5.4187

Managed Accounts                                  11/02/05               (17,613)                 $5.3100

Managed Accounts                                  11/03/05                (5,519)                 $5.4187

Charles Phillips                                  11/02/05              (107,000)                 $5.3100
